Exhibit 99 iii

Mines Management Inc.

Compensation Committee Charter

Adopted January 18, 2005

Purpose

The Compensation Committee is appointed by the Board of Directors (the “Board”) of  Mines Management Inc. (“Mines” or “the Company”) to establish, administer and evaluate the compensation philosophy, policies and plans for non-employee directors and executive officers, to make recommendations to the Board regarding director and executive compensation and to review the performance and determine the compensation of the President and Chief Executive Officer, based on criteria including the Company’s performance and accomplishment of long-term strategic objectives.

Composition and Procedure

The Committee shall consist of no fewer than three members.  Each member of the Committee shall meet the independence requirements of U.S. securities laws and the American Stock Exchange.  The members and chair of the Committee shall be appointed and removed by the Board.

The Committee shall meet at least once each year.  Additional meetings may occur as the Committee or its Chairman deems advisable.  The Compensation Committee is governed by the rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board.  The Committee is authorized and empowered to adopt its own rules of procedure not inconsistent with: (a) any provision of this Charter; (b) any provision of the Articles and Bylaws of the Corporation; (c) the Business Corporations Act; or (d) other applicable laws.

The Committee shall keep adequate minutes of all its proceedings, and will report its actions to the next meeting of the Board.  Committee members will be furnished with copies of the minutes of each meeting and any action taken by unanimous consent.

Committee Authority and Responsibilities

1.

CEO Compensation.  Based upon an annual evaluation of the Chief Executive Officer’s performance, the Compensation Committee will determine and approve the Chief Executive Officer’s compensation.  In making its determination, the Compensation Committee may consider the Company’s performance and relative shareholder return, the compensation of chief executive officers at comparable companies, the awards given to the Chief Executive Officer in past years, and such other factors as the Compensation Committee deems relevant.  The Chief Executive Officer shall not be present during voting or deliberations about the Chief Executive Officer’s compensation.

2.

Compensation of Other Executives.  The Compensation Committee will review and make recommendations to the Board with respect to compensation of directors and all other elected corporate officers at appropriate time periods.  The Compensation Committee will take account of each individual corporate officer’s performance, the Company’s overall performance and comparable compensation paid to similarly-situated officers in comparable companies.

3.

Executive Agreements.  The Compensation Committee may review, and if appropriate, should approve severance arrangements, retirement arrangements, and any special or supplemental benefits for each officer of the Company.

4.

Incentive Compensation Plans.  The Committee will administer the Company’s Plan of Arrangement Stock Option Incentive Plan and Stock Option Incentive Plan and such other stock option or equity participation plans as may be adopted by the shareholders or the Board of Directors from time to time within the authority delegated by the Board.

5.

Annual Report.  The Compensation Committee will approve an annual report on executive compensation for inclusion in the Company’s proxy statement.

6.

Additional Assignments.  The Committee will perform such other duties and responsibilities as may be assigned by the Board from time to time.

Mines Management, Inc.

Nominating Committee Charter

Adopted January 18, 2005

Purpose

The Nominating Committee is appointed by the Board (1) to identify individuals qualified to become Board members, (2) to recommend to the Board proposed nominees for Board membership, and (3) to recommend to the Board directors to serve on each standing committee.

Committee Membership

The Committee shall consist of no fewer than three members. Each member of the Committee shall meet the independence requirements of U.S. securities laws and the American Stock Exchange.  The members and chair of the Committee shall be appointed and removed by the Board.

The Committee shall meet at least once each year.  Additional meetings may occur as the Committee or its chair deems advisable.  The Nominating Committee is governed by the rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board.  The Committee is authorized and empowered to adopt its own rules of procedure not inconsistent with: (a) any provision of this Charter; (b) any provision of the Articles and Bylaws of the Corporation; (c) the Business Corporations Act; or (d) other applicable laws.

The Committee shall keep adequate minutes of all its proceedings, and will report its actions to the next meeting of the Board.  Committee members will be furnished with copies of the minutes of each meeting and any action taken by unanimous consent.

Committee Authority and Responsibilities

1.

The Committee shall seek individuals qualified to become board members, including evaluating persons suggested by share owners or others.  The Committee shall determine each proposed nominee’s qualifications for service on the Board and conduct appropriate inquiries into the backgrounds and qualifications of possible nominees.  Each nominee should be a person of integrity and be committed to devoting the time and attention necessary to fulfill his or her duties to the Company.  The Committee will evaluate the independence of directors and potential directors, as well as his or her business experience, or specialized skills or experience.  Diversity of background and experience, are also important factors in evaluating candidates for Board membership.  The Committee shall consider issues involving possible conflicts of interest of directors or potential directors.

2.

The Committee shall recommend to the Board the director nominees for the next annual meeting of shareholders.  The Committee shall evaluate the performance of each director before recommending to the Board his or her nomination for an additional term as director.

3.

The Committee shall evaluate and recommend to the Board when new members should be added to the Board.  When a vacancy occurs on the Board by reason of disqualification, resignation, retirement, death or an increase in the size of the Board, the Committee shall recommend a replacement member to the Board.

4.   The Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

      5. The Committee shall annually review the composition of each Board committee and present recommendations for committee memberships to the Board as needed.

6.   The Committee shall periodically review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

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